Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103
Tel: 212-977-9700
Fax: 212-262-5152

                                                April 27, 2009

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Attn: Jan Woo, Esq.

Re:	B.O.S. Better Online Solutions Ltd. Amendment No. 1 to Registration Statement on Form F-3 Filed April 1, 2009 File No. 333-152020

Ladies and Gentlemen:

        On behalf of B.O.S. Better Online Solutions Ltd., an Israeli corporation (the “Company”), we have set forth below the Company’s proposed responses to the Staff’s comment letter dated April 15, 2009 with respect to Amendment No. 1 to the Company’s Registration Statement on Form F-3 (the “Form F-3”). The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company responses thereto.

General

1.	You include an additional 2,335,601 ordinary shares of common stock for resale by selling shareholders that were issued in unregistered securities transactions in July 2008 and August 2008. It appears that these securities were issued after the filing of the Form F-3 on June 30, 2008. Because the offer and sale of these securities was not complete prior to the filing of the registration statement that included the resale of those securities, Rule 152 is not available to separate the issuance and resale as separate transactions. Please remove the resale of these securities from the registration statement. In addition, advise us of the exemption from registration you relied upon in effecting these issuances.

United States Securities and Exchange Commission
April 27, 2009

Securities Act Exemptions

For the reasons discussed below, we believe that the July 2008 Offering and the August 2008 Offering (collectively, the “Offerings”) did not require registration under Section 5 of the Securities Act of 1933, as amended (the “Act”) by reason of the exemptions available under Regulation S and Section 4(2) under the Act.

The securities that were sold in the July 2008 Offering were purchased by three private Non-US Person investors (the “July Investors”) located in Canada and France. The offering was conducted from Israel to Canada and France. The July Investors were existing beneficial stockholders of the Company prior to the July Offering and prior to the filing of the Company’s Form F-3 on June 30, 2008.

The securities that were sold in the August 2008 Offering, were purchased by one private investment company (the “August Investor”) that is a Non-US Person organized under Australian law and located in Australia. The offering was conducted from Israel to Australia. The August Investor was a company with whom the Company’s placement agent, Cukierman & Co., had an existing relationship since the end of 2006.

Neither the July Investors nor the August Investor (collectively, the “Investors”) contacted the Company in response to the filing of the Form F-3 in June 30, 2008. In both cases, the Company’s placement agent contacted the Investors.

To date (more than eight months after the completion of the Offerings), none of the securities purchased in the Offerings have been sold.

Regulation S

The Offerings met the requirements of Regulation S, including that the Offerings were conducted by the Company in offshore transactions to Non-U.S. Persons and there were no directed selling efforts in the United States.

The SEC’s adopting release for Regulation S (Exchange Act Release No. 27942 dated April 24, 1990) states that :

“Offshore transactions made in compliance with Regulation S will not be integrated with registered domestic offerings or domestic offerings that satisfy the requirements for an exemption from registration under the Securities Act, even if undertaken contemporaneously.” [Section III, C1.]

United States Securities and Exchange Commission
April 27, 2009

Section 4(2)

The Offerings also met the requirements of Section 4(2), in that the Offerings were made in private transactions to a limited number of sophisticated investors that had substantive pre-existing relationships with the Company or its placement agent. The investors were not solicited by means of the filing of the Form F-3 or by reason of any other type of public solicitation or general advertising.

In SEC Release No. 33-8828 (which is cited in Securities Act Compliance and Disclosure Interpretation No. 139.25) the Staff stated that:

“Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending. While these are only examples, we believe they demonstrate the framework for analyzing these issues that companies and their counsel should apply and that the staff will consider when reviewing registration statements.” [Emphasis added.]

United States Securities and Exchange Commission
April 27, 2009

In this case, the Investors were not solicited to participate in the Offerings by means of the filing of the shelf registration statement on Form F-3. The Company did not conduct any marketing efforts in connection with the filing of the Form F-3 and the Investors did not contact the Company as a result of seeing the Form F-3 on file with the SEC. Instead, the Investors, who had existing relationships with the Company or its placement agent, were contacted directly by the Company’s placement agent to participate in Offerings in compliance with Section 4(2).

Registration of the Offerings Shares

Although the original Form F-3 was filed on June 30, 2008 (prior to the Offerings), the Form F-3 was not filed in contemplation of the Offerings and did not include any references to such Offerings. The original Form F-3 included a generic nonspecific shelf registration of securities for sale by the Company in future public offering transactions as well as the registration of shares for sale by selling stockholders who purchased such shares from the Company in prior transactions. As discussed above, the Offerings were separate transactions in which the Investors received non-registered securities and the closings of the Offerings were not contingent on the registration of the shares for sale by the Investors under the F-3. The Investors owned such shares for more than eight months prior to the filing by the Company of Amendment No. 1 to the Form F-3.

As a result, we believe this is a different set of circumstances than is contemplated in Securities Act CDI No. 134.01 in which the Staff indicated that a registrant may not file a registration statement for the resale of privately placed securities prior to the closing of a private placement. Although technically Amendment No. 1 to the Form F-3 is part of the same registration statement that was filed on June 30, 2008, in this case the original F-3 did not contemplate the Offerings and Amendment No. 1 was not filed in close proximity to the closing of the Offerings such as to call into question whether the securities had come to rest in order to permit a genuine secondary offering.

United States Securities and Exchange Commission
April 27, 2009

In order to avoid the time and expense of having to file a separate (but largely identical) registration statement for the Offerings shares, the Company respectfully requests that it be permitted to register such shares for resale by the Investors in the Form F-3. We believe this would be beneficial to the Company and would not adversely affect the interests of investors.

Cover Page

2.	We note your response to comment 1 of our letter dated July 23, 2008 that you believe that the company meets the conditions set forth under General Instruction I.B.5 of Form F-3. In accordance with instruction 7 to the General Instructions, please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the company’s outstanding voting and non-voting common equity.

We will comply with the Staff’s comment.

3.	You disclose on page 19 that following your request to the Tel Aviv Stock Exchange to delist your ordinary shares of common stock from trading, the last day of trading of your ordinary shares on the Tel Aviv Stock Exchange is May 10, 2009. Please revise your cover page to clarify that your ordinary shares are traded on the Tel Aviv Stock Exchange only until May 10, 2009.

We will comply with the Staff’s comment.

4.	Please revise your heading above the word “prospectus” on he cover page to clearly indicate that up to an aggregate amount of $6,250,000 ordinary shares is being offered by the company, and not by the selling shareholders.

We will comply with the Staff’s comment.

Exhibits

5.	You state in the exhibit list that you plan to file the Form of Share Purchase Warrant (Exhibit 4.10) by amendment or as an exhibit to a report on Form 6-K. Please tell us why you have not yet filed this document and to which transaction the warrant relates. Also tell us why you have not filed the following exhibits pursuant to Item 601(b)(10) of Regulation S-K:

The warrant that is referred to Exhibit 4.10 is the warrant that would be issued in the future if the Company elects to issue warrants as part of the securities that are being registered for sale by the Company under the primary shelf offering. No such warrants have been issued to date.

United States Securities and Exchange Commission
April 27, 2009

—	Agreements with Israel Aircraft Industries and the “strategic Latin American customer,” which you refer to as “Strategic Customer,” which accounted for 11% and 13% of your year 2008 revenues, respectively;

        IAI Contract

        The Company recognizes that if the IAI contract falls within one of the categories of agreements with respect to which disclosure is required under Instruction 4 to Item 19 of Form 20-F, it would be required to file it as an exhibit to its Form 20-F, but believes that this contract does not fall within this category because:

—	it is an ordinary course business contract that does not account for a major part of the Company's sales, and

—	the Company's business is not substantially depending on this contract.

        The IAI contract is an ordinary course business contract because it involves the sale of standard electronic components by the Company’s subsidiary, Odem, which is part of the normal business activities of this company. The IAI contract covers parts to be supplied by Odem to IAI for the construction of two models of business jets (the G150 and G200). The components that Odem supplies pursuant to the IAI contract are the same types of components that Odem supplies to IAI for use in the manufacture of other types of airplanes pursuant to individual purchase orders that are not subject to the contract. The Company believes that IAI requested Odem to enter into a supply contract covering the parts for these planes to enable IAI to assure its customer for these planes of a continuity of supply for what is expected to be a long and stable production and sales cycle for these jets. Although the majority of Odem’s sales are made pursuant to individual purchase orders, it has entered into supply contracts with other customers from time to time in the ordinary course of its business.

        Sales under the IAI contract represent a small percentage of the Company’s overall sales to IAI. In 2008 BOS had total revenues of approximately $50.8 million, of which approximately $5.6 million (or 11%) represented sales to IAI by Odem. Of the sales to IAI in 2008, approximately $919 thousand (representing 1.8% of BOS’s total revenues for these periods), were made pursuant to the IAI contract. The balance of the Company’s sales to IAI during these periods were made under individual purchase orders that were not subject to or governed by the IAI contract. These purchase orders were made pursuant to the Standard Terms which are not governed by any master contract.

United States Securities and Exchange Commission
April 27, 2009

        The SEC staff previously questioned whether the IAI contract should be filed as an exhibit to the Company’s annual report on Form 20-F in connection with the Staff’s review of the Company’s 2006 Form 20-F and in response to a similar explanation the Staff agreed that filing of this contract as an exhibit would not be required.

        Strategic Customer Agreement

        With respect to the strategic customer agreement, this agreement is an ordinary course business contract for the supply of various components used in aircraft manufacturing that was entered into in July 2008 between the Company’s subsidiary, Summit Radio, and a South American customer. This agreement accounted for approximately 13% of the Company’s consolidated sales in fiscal 2008 and approximately 8% of the Company’s consolidated sales in the first quarter of fiscal 2009. In light of the current economic climate, the Company anticipates that sales under this contract will account for less than 10% of the Company’s consolidated sales in fiscal 2009. As a result, the Company does not believe that it is substantially dependent on this contract, and accordingly, does not believe that it falls within one of the categories of contracts which are required to be filed as exhibits to the Company’s Form 20-F (or Form F-3).

        However, in the event that the Staff is unable to agree with the Company’s analysis concerning the strategic customer contract, the Company would propose to file this contract as an exhibit to its fiscal 2008 annual report on Form 20-F, which is required to be filed by June 30, 2009. In connection with such filing the Company intends to seek confidential treatment with respect to certain trade secret information contained therein. Since the instructions to Form F-3 do not require the filing of material contracts as exhibits to the Form F-3 and no ordinary shares are being registered in connection with this contract, the Company would prefer not to file this contract until the filing of the Form 20-F in order not to delay the completion of the Form F-3 pending the Staff’s review of a confidentiality application for such contract. The Company would be happy to furnish a copy of this contract to the Staff on a supplemental basis.

—	revised loan documents the govern your short term revolving credit line from Bank Leumi Le Israel Ltd.; and

        The Company will file these documents with Amendment No. 2 to the Form F-3.

—	the Dimex Asset Purchase Agreement dated January 29, 2008 and the agreement with Dimex Systems that revises the payment schedule under purchase agreement.

        The Dimex Asset Purchase Agreement was filed as exhibit No. 4.10 to the Company’s 2007 Form 20-F. A cross reference to this exhibit will be included in Amendment No. 2 to the Form F-3 The amendment to this purchase agreement that included a revised payment schedule was filed as Exhibit No. 10.1 to the Amendment No. 1 to the Form F-3.

United States Securities and Exchange Commission
April 27, 2009

On behalf of the Company we hereby acknowledge the following:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700

Very truly yours, /s/ Brian Brodrick Brian Brodrick